

Mail Stop 3561

January 10, 2017

John Gellert
Chief Executive Officer
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360

> **Re: SEACOR Marine Holdings Inc.**
> **Form 10-12B**
> **Filed December 14, 2016**
> **File No. 001-37966**

Dear Mr. Gellert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

Item 15. Financial Statements and Exhibits

1. We note that you intend to file several exhibits in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Exhibit 99.1

Information Statement

Questions and Answers About the Company and the Spin-Off, page 1

Q: What is the spin-off, page 1

2. Please briefly describe the business being spun-off with SEACOR Marine. In this regard, we note that the second question and answer mentions the "offshore marine services business."

Summary, page 6

3. Please revise the summary in an appropriate place to discuss in greater detail the company's recent financial results and what appears to be a challenging environment for an offshore marine services company. As such, in one of the opening paragraphs, please disclose your revenues and net loss for the prior fiscal year and most recent interim period to provide a financial snapshot of the company. In the summary, please also discuss, as you do elsewhere, the decrease in overall fleet utilization from prior periods and increase in the number of vessels cold stacked.

Risk Factors, page 16

Demand for many of our services is impacted by the level of activity, page 16

4. We note that your overall fleet utilization appears to be down from historical averages. For example, we note overall fleet utilization of 57% and 69% for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, compared to 81% and 83% for the years ended December 31, 2014 and 2013, respectively. Please revise the second paragraph to disclose and discuss this decrease in overall fleet utilization so investors can appreciate the discussed risk.

As the markets recover or we change our marketing strategies or for other reasons, page 19

5. Please revise to quantify the number of vessels that are currently cold stacked so investors can appreciate the discussed risk. In this regard, we note your disclosure on page 67 that, as of September 30, 2016, 43 of your 141 owned and leased-in vessels were cold stacked worldwide.

The SEACOR Holdings board of directors has reserved the right, in its sole discretion, page 33

6. Please explain how shareholders will be notified if the distribution is modified. Please also add a Question and Answer about the ability of the board to amend, modify or abandon the distribution.

Management's Discussion and Analysis of Financial Condition, page 66

Impairment, page 68

7. Please disclose your basis and timing for determining that a vessel is inactive and should be stacked. Also include your policy for monitoring and reviewing the vessels while stacked, including how the determination is made that the vessels will be returned to active service or disposed of by another means. Finally, provide a discussion of any plans to utilize these vessels.

8. Please tell us and disclose the specific assumptions that you used in your estimates in preparing the undiscounted future cash flows for the vessel impairment analysis. Refer to SAB Topic 5.CC. Question 3.

Consolidated and Combined Results of Operations, page 69

9. We note that you characterize the consolidated subtotal "Direct Vessel Profit" as a non-GAAP measure. We also note your exclusion of operating expenses related to leased-in equipment from this measure. In that regard, please clarify for us if you report operating revenues derived from leased-in equipment within this measure. If so, please explain to us your basis behind their exclusion.

Gain (Losses) on Asset Dispositions and Impairments, Net, page 81

10. Please tell us and disclose the impairment charge amount by reportable segment for each of the periods discussed. Please also tell us and identify the portion, if any, of the impairment charges recorded for the nine months ended September 30, 2016 that related to the cold-stacked vessels. For stacked vessels not impaired, tell us the number and aggregate carrying amount not considered impaired, and your basis for this conclusion

Description of Our Capital Stock, page 122

11. Please briefly describe the exclusive forum provision in your amended and restated bylaws.

<u>Consolidated and Combined Statement of Cash Flows, page F-7</u>

12. We note your presentation of purchases of marketable securities and proceeds from the sale of marketable securities in net cash provided by operating activities. Please explain to us why this presentation is appropriate under GAAP. Refer to ASC 230-10-45-11 and ASC 320-10-45-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at (202) 551-3307 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Brett Nadritch
        Milbank